BIT-01

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

As confidentially submitted to the Securities and Exchange Commission on September 18, 2019

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Grayscale Bitcoin Trust (BTC)

(Exact Name of Registrant as Specified in Its Charter)

Delaware	46-7019388
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

250 Park Avenue South New York, New York	10003
(Address of Principal Executive Offices)	(Zip Code)

(212) 668-1427

(Registrant’s telephone number, including area code)

Copies to:

Joseph A. Hall

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Grayscale Bitcoin Trust (BTC) Shares

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

BIT-02

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

EXPLANATORY NOTE

Grayscale Bitcoin Trust (BTC) (the “Trust”) is voluntarily filing this Amendment No. 4 to the Registration Statement on Form 10 to register its common units of fractional undivided beneficial interest (“Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Once this Registration Statement is deemed effective, the Trust will be subject to the requirements of Regulation 13A under the Exchange Act, which will require it to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, to comply with all other obligations of the Exchange Act applicable to issuers filing Registration Statements pursuant to Section 12(g) of the Exchange Act.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

We have filed our Information Statement as Exhibit 99.1 to this Form 10. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10 can be found in our Information Statement. None of the information contained in the Information Statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item No.	Item Caption	Location in Information Statement
1.	Business.	The following sections of our Information Statement are hereby incorporated by reference: “Statement Regarding Forward-Looking Statements,” “Key Operating Metrics,” “Summary,” “Risk Factors,” “Overview of the Bitcoin Industry and Market,” “Activities of the Trust,” “Description of the Trust,” “The Sponsor,” “The Trustee,” “The Transfer Agent,” “Authorized Participants,” “The Custodian,” “The Distributor and Marketer,” “Custody of the Trust’s Bitcoins,” “Description of Creation of Shares,” “Valuation of Bitcoin and Determination of Bitcoin Holdings,” “Expenses; Sales of Bitcoins,” “Statements, Filings and Reports,” “Description of the Trust Documents” and “Where You Can Find More Information.”

1A.	Risk Factors.	The following sections of our Information Statement are hereby incorporated by reference: “Statement Regarding Forward-Looking Statements” and “Risk Factors.”

2.	Financial Information.	The following sections of our Information Statement are hereby incorporated by reference: “Key Operating Metrics,” “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Valuation of Bitcoin and Determination of Bitcoin Holdings,” and “Index to Financial Statements” and the statements referenced therein.

3.	Properties.	None.

BIT-03

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

Item No.	Item Caption	Location in Information Statement
4.	Security Ownership of Certain Beneficial Owners and Management.	The following section of our Information Statement is hereby incorporated by reference: “Conflicts of Interest.”

5.	Directors and Executive Officers.	The following sections of our Information Statement are hereby incorporated by reference: “The Sponsor.”

6.	Executive Compensation.	The following sections of our Information Statement are hereby incorporated by reference: “Expenses; Sales of Bitcoins.”

7.	Certain Relationships and Related Transactions, and Director Independence.	The following sections of our Information Statement are hereby incorporated by reference: “The Sponsor” and “Conflicts of Interest.”

8.	Legal Proceedings.	None.

9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.	The following sections of our Information Statement are hereby incorporated by reference: “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

10.	Recent Sales of Unregistered Securities.	The following sections of our Information Statement are hereby incorporated by reference: “Description of the Shares.”

11.	Description of Registrant’s Securities to be Registered.	The following sections of our Information Statement are hereby incorporated by reference: “Description of the Shares,” “Description of Creation of Shares” and “Description of the Trust Documents.”

12.	Indemnification of Directors and Officers.	The following section of our Information Statement is hereby incorporated by reference: “Description of the Trust Documents.”

13.	Financial Statements and Supplementary Data.	The following section of our Information Statement is hereby incorporated by reference: “Index to Financial Statements” and the statements referenced therein.

14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.	Not Applicable.

15.	Financial Statements and Exhibits.	The following sections of our Information Statement are hereby incorporated by reference: “Index to Financial Statements” and the statements referenced therein.

2

BIT-04

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

(a) List of Financial Statements and Schedules: The following financial statements are included in the Information Statement and filed as part of this Registration Statement on Form 10:

Grayscale Bitcoin Trust (BTC) Unaudited Interim Financial Statements

Statements of Assets and Liabilities at June 30, 2019 and December 31, 2018

Schedules of Investment at June 30, 2019 and December 31, 2018

Statements of Operations for the three and six months ended June 30, 2019 and 2018

Statements of Changes in Net Assets for the three and six months ended June 30, 2019 and 2018

Notes to Unaudited Financial Statements

Grayscale Bitcoin Trust (BTC) Annual Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities at December 31, 2018 and 2017

Schedules of Investment at December 31, 2018 and 2017

Statements of Operations for the years ended December 31, 2018 and 2017

Statements of Changes in Net Assets for the years ended December 31, 2018 and 2017

Notes to Financial Statements

(b) Exhibits. The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

4.1**	Fifth Amended and Restated Declaration of Trust and Trust Agreement

4.2**	Amendment No. 1 to the Fifth Amended and Restated Declaration of Trust and Trust Agreement

4.3**	Certificate of Amendment to Certificate of Trust (attached as Exhibit A to Amendment No. 1 to the Fifth Amended and Restated Declaration of Trust and Trust Agreement)

4.4**	Form of Participant Agreement

4.5**	Form of Amendment No. 2 to the Fifth Amended and Restated Declaration of Trust and Trust Agreement

10.1†	Custodian Agreement

10.2*	Distribution and Marketing Agreement

10.3**†	Index License Agreement

10.4**	Transfer Agency and Service Agreement

23.1*	Consent of Friedman LLP

99.1	Information Statement

*	To be filed by amendment.
**	Previously filed.
†

Portions of this exhibit (indicated by asterisks) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

3

BIT-05

Confidential treatment requested by the registrant for its submission of this draft registration statement pursuant to Securities and Exchange Commission Rule 83

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Grayscale Investments, LLC as Sponsor of Grayscale Bitcoin Trust (BTC)

By:
	Name:	Barry E. Silbert
	Title:	Chief Executive Officer

Date:                  , 2019